PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3

Telephone: (604) 681-8556

Toll Free: 1-800-747-9911

Fax: (604) 687-5995

Email: info@pacificbooker.com

Symbol: bkm - tsx venture

Website: pacificbooker.com

NEWS RELEASE
TSX Venture Exchange Symbol - BKM
CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Appointment

Vancouver BC, November 29, 2006: The Company is pleased to announce the appointment of Dr. Dennis C. Simmons, DDS to it's Board of Directors. Dr. Simmons has a lifetime of experience in business, the medical profession and a background in mining.

In other business of the Company, The Board of Directors has approved director options as proposed by the Compensation Committee. The approved options will be fixed in accordance with the Company’s stock option plan. The options will total 100,000 shares at a price of $7.00 exercisable for a period of five years.

To view more information regarding the company and Dr. Simmons' resume, please visit our website at http://www.pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.
Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued
availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S.
mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S.
registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the
SEC's website at http://www.sec.gov/edgar.shtml